DISTANCE VOTE FORM
ORDINARY GENERAL
SHAREHOLDER´S MEETING –
BRF S.A. OF MARCH 28, 2024

Shareholder's name
Corporate CNPJ or Individual (CPF) tax number of shareholders
Email
Guidelines for completion Should you, as a shareholder choose to exercise right to vote at distance, pursuant to articles 26 and following of CVM Resolution No. 81/2022, you must complete this Distance Voting Form ("Distance Voting Form"), which will only be considered valid and the votes cast here counted in the quorum of the Ordinary General Shareholders' Meeting of BRF S.A., to be held on March 28, 2024, if the following instructions are observed: (i) all fields must be duly completed; (ii) all pages must be initialed; and (iii) the last page must be signed by the shareholder or his/her legal representative(s), as the case may be and in accordance with current legislation. It will not be required, the notarization of the signatures affixed in the Distance Voting Form nor consularization. On 03.21.2024 (inclusive) the deadline for receiving the duly completed Distance Voting From expires, as instructions below. **It is important to note that in order, for the Distance Voting Form to have effect, the date of March 21, 2024 will must be the last day for its RECEIPT in one of the 3 forms that are listed below, and not the last day for it to be mailed. If the Distance Voting Form is received after March 21, 2024, the votes will not be counted.**
Delivery guidelines for the Distance Voting Form, indicating the option to send directly to the company or send filling instructions to the bookkeeper or custodian The Shareholder who chooses to exercise their voting right t by means of this Distance Voting Form must complete it observing, the guidelines above, and send it: (i) to the Company or (ii) to the Custodian Agent or (iii) to the Bookkeeper, according to the following instructions: (i) To the Company: To the Company besides the Distance Voting Form, the shareholder must send, exclusively through the Qi Central ("Qi Central Platform") (https://qicentral.com.br/m/agoe-brf-2024), a digitalized copy of the following documents: Individual – ID with a picture of the shareholder or his/her legal representative (Brazilian national's ID, Foreing Residents's ID, Brazilian driver´s license, passport, or class association, in the case of sending by the legal representative, he/she must send a document proving the powers of representation. Legal Entity (PJ) and

DISTANCE VOTE FORM
ORDINARY GENERAL
SHAREHOLDER´S MEETING –
BRF S.A. OF MARCH 28, 2024

Investment Funds (FI) – a) Consolidated and current Articles of Association or Bylaws (in the case of legal entities) or consolidated and current regulations of the fund and Bylaws or Articles of Association of its manager, as the case may be (in the case of Investment Fund); b) ID with a picture of its legal representative:(Brazilian national's ID, Foreign Residents' ID, Brazilian driver's license, passport, or class association) ; and (c) a document proving the powers of representation. (ii) To the Custody Agent: this option is exclusively intended for shareholders holding shares in custody at B3 S.A. – Brasil, Bolsa, Balcão ("B3"). In this case, distance voting will be exercised by the shareholders in accordance with the procedures adopted by their Custodian. To this end, the shareholder must contact his Custodian and check the procedures established for them to issuing voting instructions via Distance Voting Form, as well as the documents and information required by them to this end. (iii) To the Bookkeeper: this option is intended exclusively for shareholders holding shares deposited with Itaú Corretora de Valores S.A. ("Itaú"), bookkeeper of the shares issued by the Company. Itaú created the Digital Assembly website, a secure solution where it is possible to vote remotely. To vote through the website, it is necessary to register and have a digital certificate. Information about registration and step-by-step to issue the digital certificate are described on the https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital website.
Postal and electronic addresses for sending the distance absentee form, if the shareholder wishes to deliver the document directly to the Company Distance Vote Form sent directly to the Company must be sent exclusively by electronic means at the Qi Central Platform (https://qicentral.com.br/m/agoe-brf-2024).
Indication of the institution hired by the company to provide the securities bookkeeping service, with name, physical and electronic address, telephone number and contact person Itaú Corretora de Valores S.A. Email: escrituracaoacoes@itau-unibanco.com.br Address: Avenida Brigadeiro Faria Lima, 3400, 10º Andar, São Paulo, SP, CEP 04538-132 Contact: Shareholder Services Telephone: (11) 3003-9285 (capitals and metropolitan regions) / 0800 720 9285 (other locations) – Opening hours: weekdays, from 9 am to 6 pm.

DISTANCE VOTE FORM
ORDINARY GENERAL
SHAREHOLDER´S MEETING –
BRF S.A. OF MARCH 28, 2024

Resolutions
1. To take the accounts of the Directors, examine, discuss, and vote on the Management Report, the Financial Statements and other documents for the year ended December 31, 2023: [ ] Approve [ ] Reject [ ] Abstain
2. To set at 9 (nine) the number of members to compose the Board of Directors: [ ] Approve [ ] Reject [ ] Abstain
3. Do you wish to request the adoption of the multiple voting process for the election of the Board of Directors, pursuant to article 141 of Law No. 6,404 of 1976? [ ] Yes [ ] No [ ] Abstain
Election of the board of directors by single slate Board of Directors (i) Marcos Antonio Molina dos Santos; (ii) Marcia Aparecida Pascoal Marçal dos Santos; (iii) Sérgio Agapito Lires Rial; (iv) Marcos Fernando Marçal dos Santos; (v) Flávia Maria Bittencourt; (vi) Pedro de Camargo Neto; (vii) Augusto Marques da Cruz Filho; (viii) Eduardo Augusto Rocha Pocetti; e (ix) Márcio Hamilton Ferreira. 4. Indication of all the names that compose the slate (The votes indicated in this field will be disregarded if the shareholder holding voting shares also fills in field 8, referring to the separate election of a member of the Board of Directors, and the separate election referred to in this field occurs) [ ] Approve [ ] Reject [ ] Abstain 5. If one of the candidates who make up the chosen slate ceases to be part of it, can the votes corresponding to their actions continue to be conferred on the chosen slate? [If the shareholder chooses "no" or "abstains" and the slate has been changed, his/her vote shall be counted as abstention in the respective resolution of the meeting.] [ ] Yes [ ] No [ ] Abstain

DISTANCE VOTE FORM
ORDINARY GENERAL
SHAREHOLDER´S MEETING –
BRF S.A. OF MARCH 28, 2024

6. In the event of the adoption of the multiple vote election process, should the votes corresponding to your shares be distributed in equal percentages among the members of the slate you have chosen? [The shareholder must be aware that the equal distribution will consider the division of the percentage of 100% among the members of the chosen slate up to the first two decimal places, without rounding, and that the fractions of shares calculated from the application of the resulting percentage will not be allocated to any candidate, being disregarded in the multiple voting procedure, In this case, the shareholder may not vote with all of his shares. If the shareholder chooses to "abstain" and the election takes place through the multiple voting process, his/her vote shall be counted as abstention in the respective resolution of the meeting.]

[ ] Yes [ ] No [ ] Abstain

7. Visualization of all the candidates that make up the slate to indicate the distribution of the multiple vote (the following field should only be filled in if the shareholder has answered "no" in relation to the previous question).

(i) Marcos Antonio Molina dos Santos [ ] %
(ii) Marcia Aparecida Pascoal Marçal dos Santos [ ] %
(iii) Sérgio Agapito Lires Rial [ ] %
(iv) Marcos Fernando Marçal dos Santos [ ] %
(v) Flávia Maria Bittencourt [ ] %
(vi) Pedro de Camargo Neto [ ] %
(vii) Augusto Marques da Cruz Filho [ ] %
(viii) Eduardo Augusto Rocha Pocetti [ ] %
(ix) Márcio Hamilton Ferreira [ ] %

8. Request for separate election of a member of the Board of Directors by minority shareholders holding voting shares [the shareholder may only fill in this field if he/she holds uninterruptedly the shares with which he/she votes during the 3 months immediately prior to the general meeting]

Do you wish to request the separate election of a member of the Board of Directors, pursuant to article 141, paragraph 4, item I, of Law No. 6,404/1976?

[ ] Yes [ ] No [ ] Abstain

DISTANCE VOTE FORM
ORDINARY GENERAL
SHAREHOLDER´S MEETING –
BRF S.A. OF MARCH 28, 2024

9. To approve the election of Mr. Marcos Antonio Molina dos Santos to the position of Chairman of the Board of Directors and Mrs. Marcia Aparecida Pascoal Marçal dos Santos the position of Vice-Chairman of the Board of Directors: [ ] Approve [ ] Reject [ ] Abstain
10. To set the annual global compensation for the year 2024 for the Company's Management (Board of Directors and Statutory Executive Officers) in the amount of up to R$ 124,100,000.00 (one hundred and twenty-four million and one hundred thousand reais). This amount refers to the proposed limit for fixed compensation (salary or pro-labore, direct and indirect benefits) and benefits motivated by the cessation of the exercise of the position, as well as variable compensation (profit sharing) and amounts related to the Company's Stock Option Grant Plan and Restricted Stock Grant Plan: [ ] Approve [ ] Reject [ ] Abstain
Election of the Fiscal Council by candidate - Limit of vacancies to be filled: 3 11. Nomination of candidates to the Fiscal Council (the shareholder may nominate as many candidates as the number of vacancies to be filled in the general election) Marco Antônio Peixoto Simões Velozo (Efetivo) / Attilio Guaspari (Suplente) [ ] Aprovar [ ] Rejeitar [ ] Abster-se Ricardo Florence dos Santos (Efetivo) / Antonio Mathias Nogueira Moreira (Suplente) [ ] Aprovar [ ] Rejeitar [ ] Abster-se Alexandre Eduardo De Melo (Efetivo) / José Luiz de Souza Gurgel (Suplente) [ ] Aprovar [ ] Rejeitar [ ] Abster-se
12. To set the compensation for the fiscal year 2024 for the effective members of the Fiscal Council in an amount corresponding to 10% (ten percent) of the average amount of the compensation attributed to the Company's Executive Officers (not including benefits, representation funds and profit sharing), pursuant to article 162, paragraph 3, of Law No. 6,404/1976: [ ] Approve [ ] Reject [ ] Abstain

City:____________________________________

Date:____________________________________

Signature:________________________________

**DISTANCE VOTE FORM
ORDINARY GENERAL
SHAREHOLDER´S MEETING –
BRF S.A. OF MARCH 28, 2024**

Shareholder Name:

____

Telephone:____